SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No.1)


                               Alloy Online, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    019855105
                                 --------------
                                 (CUSIP Number)

                                  Mark Kristof
                                SWI Holdings, LLC
                                   815 N. Nash
                              El Segundo, CA 90425
                                 (310) 744-1120
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 18, 2000
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                                Page 1 of 7 Pages

CUSIP No. 019855105                   13D                      Page 2 of 7 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

    SWI Holdings, LLC

     95-4809043
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                   (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
(3)    SEC Use Only
--------------------------------------------------------------------------------
(4)    Source Of Funds*

       OO
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) [ ] Or 2(e) [ ]
--------------------------------------------------------------------------------
(6)    Citizenship Or Place Of Organization

    Delaware
--------------------------------------------------------------------------------

Number Of Shares                      (7)   Sole Voting Power        3,267,981**
Beneficially Owned
By Each Reporting
Person With                           (8)   Shared Voting Power      0


                                      (9)   Sole Dispositive Power   3,267,981**


                                      (10)  Shared Dispositive Power 0


(11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  3,267,981**
--------------------------------------------------------------------------------
(12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13)   Percent Of Class Represented By Amount In Row (11)

                  18.5%
--------------------------------------------------------------------------------
(14)   Type Of Reporting Person

               OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

**Includes (i) 403,090 shares of Common Stock held in escrow to satisfy indemnification obligations of the Reporting Person to the Issuer and (ii) 141,872 shares held in escrow pending final determination of certain financial results of the company owned by the Reporting Person prior to the acquisition of such company by the Issuer.

                                                               Page 3 of 7 Pages


                                 Schedule 13D/A
                               (Amendment No. 1)

This statement amends and restates the Schedule 13D filed by SWI Holdings, LLC with the Securities and Exchange Commission on July 28, 2000 to make certain modifications to Item 4, Item 5, Item 6, Item 7 and Schedule 1 of that filing.

ITEM 1. SECURITY AND ISSUER

    The class of securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Alloy Online, Inc., a Delaware corporation (the "Issuer"). The
Issuer's principal executive offices are located at 151 West 26th Street, New York, New York 10001.

ITEM 2. IDENTITY AND BACKGROUND

    SWI Holdings, LLC, a Delaware limited liability company, hereby files this Statement. The principal business and office address for SWI Holdings, LLC is 815 N. Nash St., El Segundo, CA 90425. SWI Holdings, LLC is a holding company.

    Schedule 1 attached to this Statement contains the following information concerning each manager, executive officer or controlling person of SWI Holdings, LLC: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

    To the knowledge of SWI Holdings, LLC, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for Frank Messmann, who is a Danish citizen. During the last five years, neither SWI Holdings, LLC nor any of the Schedule 1 Persons (to the knowledge of SWI Holdings, LLC) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SWI Holdings, LLC nor any of the Schedule 1 Persons (to the knowledge of SWI Holdings, LLC) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    SWI Holdings, LLC received the Common Stock of the Issuer as consideration for a merger. See Item 4.

ITEM 4. PURPOSE OF TRANSACTION

    On July 18, 2000, a subsidiary of the Issuer merged with and into Kubic Marketing, Inc. (a wholly-owned subsidiary of SWI Holdings, LLC). In connection with the merger, (the "Merger") the Issuer issued to SWI Holdings, LLC (i) 2,723,019 shares of its Common Stock, and (ii) a warrant to purchase shares of the Issuer's restricted Common Stock, in an aggregate amount, if any, as determined pursuant to the provisions of the Warrant. An additional 544,962 shares beneficially owned by SWI Holdings, LLC are being held in escrow, as more fully described below. The Merger was effected pursuant to an Agreement and Plan of Reorganization, dated as of July 17, 2000 (the "Merger Agreement") by and between the Issuer, Alloy Acquisition Sub, Inc. (the wholly-owned subsidiary of the Issuer) and SWI Holdings, LLC.

    SWI Holdings, LLC reserves the right to take such action with respect to its investment in the Issuer as it may determine, provided, however, that SWI Holdings, LLC has executed a lock-up agreement and an Amendment to a Loan and Security Agreement, each of which imposes certain limitations on its ability to sell or otherwise transfer the shares.

    As part of the Merger and under the terms of the Agreement to the Loan and Security Agreement, SWI Holdings, LLC agreed to pledge the shares of Common Stock it received from the Issuer in order to secure certain debt obligations owed by a subsidiary of SWI Holdings, LLC to Fleet Capital and other parties.

    The description contained herein of the transactions is qualified in its entirety by reference to the Merger Agreement (Exhibit 7.1), the Warrant to purchase shares of Common Stock of Alloy Online, Inc. (Exhibit 99.1), the Investment Representation and Lockup Agreement (Exhibit 99.2) and the Amendment to Loan and Security Agreement (Exhibit 99.3), copies of which are attached hereto and incorporated by reference.

                                                               Page 4 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) SWI Holdings, LLC is the beneficial owner of 3,267,981 shares of Common Stock of the Issuer, or approximately 18.5% of the Common Stock outstanding of the Issuer. Of the shares beneficially owned, 2,723,019 are currently held by SWI Holdings, LLC, 403,090 shares are being held in escrow for 15 months to satisfy indemnification obligations of SWI Holdings, LLC to the Issuer, and 141,872 shares are being held in escrow pending final determination of certain financial results of the company that was wholly-owned by SWI Holdings, LLC prior to the acquisition of such company by the Issuer.

    (b) The Managers of SWI Holdings, LLC have the sole power to direct the vote and/or disposition of the shares held by SWI Holdings, LLC.

    (c) Not Applicable

    (d) Not Applicable

    (e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER


    Except as set forth in the Merger Agreement, including the exhibits thereto, and the Amendment to Loan and Security Agreement, to the best knowledge of SWI Holdings, LLC, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Under the terms of the Investment Representation and Lockup Agreement, SWI Holdings, LLC agreed to sell not more than 1/12 of the shares they received in the Merger during any one month period, and agreed to certain other restrictions on the transferability or disposition of such shares. Pursuant to the Amendment to Loan and Security Agreement, dated July 18, 2000, between SWI Holdings, LLC, Fleet Capital and other parties, the shares of Common Stock of the Issuer held by SWI Holdings, LLC, are pledged as collateral to secure loan obligations related to subsidiaries of SWI Holdings, LLC. In addition, in order to obtain the consent of certain lenders to the Merger, SWI Holdings, LLC agreed to sell, certain of the shares of Issuer Common Stock received in the Merger in order to retire certain existing debt obligations owed by subsidiaries of SWI Holdings, LLC to such lenders. The Amendment to Loan and Security Agreement provides that SWI Holdings, LLC must sell a minimum number of shares of Issuer Common Stock during each of four consecutive 90-day periods. The minimum number of shares to be sold shall be the greater of (x) 399,339 shares or (y) the number of shares needed to generate proceeds equal to the accrued and unpaid interest on the liabilities owed to the lenders. The first 90-day period ends on the date 120 days after July 18, 2000. However, if a Form S-3 registration statement is filed with respect to shares of Issuer Common Stock issued in connection with the Merger and the Form S-3 registration statement is declared effective, then any suspension of the S-3 registration statement will cause a tolling (for up to 30 days) of the due date of the next quarterly payment coming due. In no event, however, shall the due date of the fourth quarterly payment be later than October 18, 2001.

ITEM 7.  EXHIBITS

Exhibit 7.1 Agreement and Plan of Reorganization by and between Alloy Online, Inc., Alloy Acquisition Sub, Inc., Kubic Marketing, Inc., and SWI Holdings, LLC.

Exhibit 99.1 Warrant to Purchase Shares of Common Stock of Alloy Online, Inc., dated as of July 18, 2000 between Alloy Online, Inc. and SWI Holdings, LLC.

Exhibit 99.2 Investment Representation and Lockup Agreement, dated as of July 18, 2000, by and between Alloy Online Inc. and SWI Holdings, LLC.

Exhibit 99.3 Amendment to Loan and Security Agreement, dated as of July 18, 2000, by and among the parties named thereto.

                                                               Page 5 of 7 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By:        /s/ Shawn Hecht
    -----------------------------------
    Shawn Hecht, as a manager of SWI Holdings, LLC

                                                                                                  Page 6 of 7 Pages

                                                     Schedule 1

                                         Executive Officers and Managers of
                                                 SWI Holdings, LLC
                                       Business or Residence Address, Principal Occupation, Name of Employer,
Name                                   Principal Business of Employer, and Principal Address of Employer
-----------------------                -----------------------------------------------------------------
Shawn Hecht                            345  California  Street,  Suite 2550,  San  Francisco,  CA 94104,  Financial
                                       Services,  Swander Pace Capital,  Financial Services, 345 California Street,
                                       Suite 2550, San Francisco, CA 94104

J.B. Handley                           345  California  Street,  Suite 2550,  San  Francisco,  CA 94104,  Financial
                                       Services,  Swander Pace Capital,  Financial Services, 345 California Street,
                                       Suite 2550, San Francisco, CA 94104

Andrew Richards                        345  California  Street,  Suite 2550,  San  Francisco,  CA 94104,  Financial
                                       Services,  Swander Pace Capital,  Financial Services, 345 California Street,
                                       Suite 2550, San Francisco, CA 94104

Scott Hackenberg                       345  California  Street,  Suite 2550,  San  Francisco,  CA 94104,  Financial
                                       Services,  Swander Pace Capital,  Financial Services, 345 California Street,
                                       Suite 2550, San Francisco, CA 94104

Steve Rocco                            815 N. Nash, El Segundo, CA 90425,  Consultant,  Skateboard World Industries,
                                       wholesale merchandising, 815 N. Nash, El Segundo, Ca 90425


Frank Messmann                         815 N. Nash,  El Segundo,  CA 90425,  Chief  Executive  Officer,  Skateboard
                                       World Industries, Wholesale merchandising, 815 N. Nash, El Segundo, CA 90425

Mark Kristof                           815 N. Nash,  El Segundo,  CA 90425,  Chief  Financial  Officer,  Skateboard
                                       World Industries, Wholesale merchandising, 815 N. Nash, El Segundo, CA 90425

James R. Hall                          399 Jaycee Drive, San Luis Obispo, CA 93405, Retired, N/A, N/A, N/A
